Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated January 10, 2014 Relating to Preliminary Prospectus dated January 10, 2014 Registration No. 333-193315

MICROLIN BIO, INC.

FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all the information you should consider before investing.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus, dated January 10, 2014, is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Sunrise Securities Corp. at 600 Lexington Avenue, 23rd Floor, New York, NY  10022, Attention: Marcia Kucher  Telephone: 212-421-1616   Email: mk@sunrisecorp.com.

January 2014 © 2014 Microlin Bio. All rights reserved. 1

FORWARD - LOOKING STATEMENTS © 2014 Microlin Bio. All rights reserved. Statements made in this presentation that state our intentions, strategy, hopes, beliefs, expectations or predictions of the future are forward - looking statements . It is important to note that future events and actual results, financial or otherwise, could differ materially from those projected in such forward - looking statements . These forward looking statements include, but are not limited to, statements about : ( i ) the initiation, cost, timing, progress and results of our pre - clinical research and development activities ; (ii) our compliance with the terms of our in - license agreements, including our exclusive in - license agreements with Ohio State Innovation Foundation ; (iii) our ability to generate revenue ; (iv) our ability to obtain additional financing ; (v) our use of the net proceeds of this offering ; (vi) our ability to continue as a going concern ; (vii) our ability to obtain or maintain the rights to microRNA intellectual property and to successfully enforce our intellectual property rights ; (viii) the safety, efficacy and market acceptance of microRNA technology and our other product candidates ; (ix) validation of our clinical diagnostics ; (x) regulatory approval of our product candidates and future product candidates we may develop, and the labeling under any approval we may obtain ; (xi) our ability to obtain orphan drug designation for Lumiralin and Omiralin , two of our product candidates ; (xii) future regulation of clinical laboratory tests by the FDA ; (xiv) our ability to bring our product candidates to clinical trial ; (xv) regulatory developments ; (xvi) the development, success or failure of competing drugs that are or become available ; (xvii) the potential markets for our product candidates and our ability to serve and compete in those markets ; (xviii) our ability to build and maintain strategic partnerships ; (xix) our compliance with environmental, health and safety laws and regulations such as federal and state healthcare fraud and abuse laws and regulations ; (xx) our ability to successfully defend any product liability claims ; (xxi) the performance of our third party partners, including third party manufacturers and suppliers ; (xxii) our ability to obtain reimbursement coverage by third party payors for our product candidates ; (xxiii) our ability to obtain formulary approval ; (xxiv) the production of our product candidates within a viable cost structure ; (xxv) our ability to recruit and maintain key scientific, management personnel, board members or employees ; (xxvi) successful development of our sales and marketing capabilities ; (xxvii) the occurrence of system failures, natural or man - made disasters or terrorist attacks disrupting our ability to operate ; (xxviii) our ability to establish and maintain effective disclosure controls and procedures ; and (xxix) the accuracy of our estimates regarding expenses, future revenues, capital requirements and need for additional financing . These forward - looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward - looking statements . You should not place undue reliance on our forward - looking statements . 2

Free Writing Prospectus Statement 3 This presentation highlights basic information about us and the offering . Because it is a summary, it does not contain all the information you should consider before investing . We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates . The registration statement has not yet become effective . Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC Web site at http : //www . sec . gov . The preliminary prospectus, dated January 10 , 2014 , is available on the SEC Web site at http : //www . sec . gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Sunrise Securities Corp . at 600 Lexington Avenue, 23 rd floor, New York, NY 10022 , Attention : Marcia Kucher Telephone : (212) 421 - 1616 E - mail : mk@sunrisecorp . com .

Company Highlights A microRNA technology platform focused on the development of oncology therapeutics and companion diagnostics Robust IP Portfolio 4 Molecular Diagnostic Test Candidates Proprietary Delivery Technology 4 Initial Oncology Targets © 2014 Microlin Bio. All rights reserved. 4

Overview • Lung, ovarian, colorectal and prostate cancers • First IND filing expected in 2014 • Expected clinical development collaboration with The Ohio State University Comprehensive Cancer Center (OSUCCC) microRNA Therapeutics • Highly differentiated molecular tests • Commercialization of first candidate expected in 2014 • Large market potential • Expected collaborations with CLIA certified lab for product validation Molecular Diagnostics • In - licensed from The Ohio State University • Approximately 100 relevant issued/pending patents • Monetization potential via out - licensing IP Portfolio • Novel QTsome TM nucleic acid delivery technology • Lower cytotoxicity • Higher stability and efficiency • Direct targeting Proprietary Delivery Technology © 2014 Microlin Bio. All rights reserved. 5

© 2014 Microlin Bio. All rights reserved. Executive Management Joseph Hernandez, Founder, Chairman and CEO Mr . Hernandez founded Microlin Bio in 2013 . Mr . Hernandez is the founder of several biotechnology companies, including Prolias Technologies, Inc . , a molecular diagnostics company focusing on thyroid cancer, and Innovative Biosensors, Inc . He previously served as President and Chief Executive Officer of Signal Genetics, LLC, and he accumulated extensive marketing and business development experience at Digene , Affymetrix , and Merck . Mr . Hernandez holds graduate degrees in Molecular Genetics and Business Administration from the University of Florida . Nicholas Dean, Ph . D . , Chief Scientific Officer Dr . Dean was the Founder and Chief Scientific Officer of Excaliard Pharmaceuticals, Inc . , an RNAi - focused company specializing in the development of innovative drugs for the amelioration of skin scarring and other fibrotic disorders, which was acquired by Pfizer in 2011 . Previously, he was Vice President of Functional Genomics & Oncology at Isis Pharmaceuticals, Inc . Dr . Dean has conducted extensive research involving oligonucleotide therapeutics and is a named inventor on numerous patents . He currently is a member of Arcturus ’ Scientific Advisory Board . Dr . Dean received his doctorate in Pharmacology from the Welsh National School of Medicine . Chris Lowe, Executive Vice President & Chief Financial Officer Mr . Lowe has approximately 20 years of experience serving in executive financial operational roles . Previously, he served as Chief Financial Officer at Anthera Pharmaceuticals, Inc . , and prior to that at he was Chief Financial Officer at Asthmatx , Inc . and Peninsula Pharmaceuticals, Inc . Mr . Lowe has supported several companies in their financing and corporate development activities and currently serves as a Board Member at Hansen Medical Corporation . He holds an M . B . A . from Saint Mary’s University, Texas . Eric Marcusson, Ph . D . , Head of Preclinical Drug Discovery Dr . Marcusson has extensive experience as a scientific director in preclinical drug discovery and has collaborated with several large pharmaceutical companies . In 2007 , he co - founded Regulus Therapeutics Inc . and served as the Director of Oncology . Prior to that, he served as a Director of Antisense Drug Discovery at Isis Pharmaceuticals, Inc . and a scientist at Immusol , Inc . Dr . Marcusson received his doctorate in Biomedical Sciences from the University of California, San Diego, School of Medicine . Note: The listed executive management tenures will commence post funding; currently they are contractual consultants 6

© 2014 Microlin Bio. All rights reserved. Board of Directors Joseph Hernandez, M . S . , M . B . A . Mr . Hernandez is the Founder and Executive Chairman of Microlin Bio . He is the founder of several biotechnology companies, including Prolias Technologies, Inc . and Innovative Biosensors, Inc . , and he previously served as President and Chief Executive Officer of Signal Genetics, LLC . Mr . Hernandez holds graduate degrees in Molecular Genetics and Business Administration from the University of Florida, where he also received a B . S . in Neuroscience . Nicholas Dean, Ph . D . Dr . Dean is the Founder, CSO, and BOD member of Excaliard Pharmaceuticals, Inc . , which was sold to Pfizer in November 2011 . Previously, he was Vice President of Functional Genomics & Oncology at Isis Pharmaceuticals, Inc . Dr . Dean received a Ph . D . in Pharmacology from the Welsh National School of Medicine . Robert Silverman, M . B . A . Mr . Silverman joins Microlin Bio with over 25 years of experience in the pharmaceutical and medical technology industries . His experience includes creating business strategies and leading multi - dimensional business teams, in both start - up and established company environments . He received his Master of Management from Kellogg Graduate School of Management, Northwestern University . Carl Spana, Ph . D . Dr . Spana is the Co - founder and CEO of Palatin Technologies, Inc . and Director of RhoMed Incorporated . Previously, he was Vice President of Paramount Capital Investments, LLC, a biotechnology and biopharmaceutical merchant banking firm, and of The Castle Group Ltd . , a medical venture capital firm . Dr . Spana received his Ph . D . in Molecular Biology from The Johns Hopkins University . John N . Bonfiglio, Ph . D . , M . B . A Dr . Bonfiglio is currently the President and CEO of Oragenics . He has expertise in restructuring and financing companies . Previously he served in executive operational and/or business development roles at Transdel Pharmaceuticals, Inc . , Argos Therapeutics, Inc . , The Immune Response Corporation, Cypress Biosciences, Inc . , Peregrine Pharmaceuticals, Inc . , and Allergan, Inc . Dr . Bonfiglio received his M . B . A . at Pepperdine University and Ph . D . at University of California at Berkeley in Synthetic Organic Chemistry . Gaurav Aggarwal, M . D . Dr . Aggarwal has more than 14 years of successful healthcare venture capital investment experience in the biopharmaceutical and medical technology sectors . His areas of strength include clinical strategy, financing strategy, business development and M&A negotiations . Dr . Aggarwal received his M . D . from Columbia University, College of Physicians & Surgeons . Note: The listed Directors’ tenures will commence post funding; currently they are contractual consultants 7

Scientific Advisory Board Carlo M . Croce, M . D . Professor and Chairman, Department of Molecular Virology, Immunology and Medical Genetics, and Director, Institute of Genetics, The Ohio State University School of Medicine Dr . Croce is a leading scientist and inventor in the area of microRNA, with approximately 100 patents in the field . Robert Lee, Ph . D . Professor of Pharmaceutics, The Ohio State University College of Pharmacy ; Member, National Science Foundation Nanoscale Science and Engineering Center Previously Dr . Lee was the Vice President of Research & Development at Endocyte , Inc . Philip N . Tsichlis , M . D . Professor of Hematology and Oncology at the Tufts University School of Medicine ; Executive Director of the Molecular Oncology Research Institute at Tufts Medical Center Previously, Dr . Tsichlis ran independent labs at the National Cancer Institute, Fox Chase Cancer Center and Kimmel Cancer Center . Sakari Kauppinen , Ph . D . Professor at the Department of Haematology , Aalborg University Hospital in Denmark Dr . Kauppinen previously served as the Senior Director of microRNA Research at Santaris Pharma . George Calin , M . D . , Ph . D . Professor, Department of Experimental Therapeutics, and Co - Director, The RNA Interference and non - coding RNA Center, The University of Texas MD Anderson Cancer Center . Dr . Calin researches new RNA therapeutic options and studies the roles of microRNAs and non - coding RNAs in cancer initiation and progression . © 2014 Microlin Bio. All rights reserved. Note: The listed Scientific Advisory Board members’ tenure will commence post funding; currently they are contractual consult ant s 8

Microlin Bio Overview • MicroRNA do not encode proteins but regulate gene expression • Targeting microRNA presents a novel class of therapeutics and unique approach to diagnosis • Exclusively licensed the largest portfolio of IP in the oncologic microRNA with rights to approx. 100 issued and pending patents • Our anti - miRs and miR - mimics therapeutics program target lung, ovarian, colorectal and prostate cancers • The novel molecular oncology tests provide definitive and prognostic diagnosis to cancer patients • $25m financing will fund 4 therapeutic candidates into human and validate 4 diagnostics for commercialization © 2014 Microlin Bio. All rights reserved. 9

microRNA Biology • microRNA is a small non - coding RNA molecule (~19 - 25 nucleotides) that regulates gene expression usually through translational repression or mRNA degradation • microRNA expression or function has been shown to be significantly altered in many disease states • microRNAs can be used to increase or decrease the expression targets and subsequently their downstream impact on multiple protein expression pathways. Anti - miRs are oligonucleotides that inhibit microRNAs • miR - mimics, double - stranded oligonucleotides increase microRNA function © 2014 Microlin Bio. All rights reserved. 10

Molecular Diagnostics and Companion Test ▪ LUMIRA™ - method of diagnosing whether a subject has, or is at risk for developing lung cancer • In 2013, ~228K new cases of lung cancer in the US • microRNA signature set can determine risk and aggressiveness of lung cancer (low vs. high risk) • Ready for commercialization in CLIA lab ▪ OMIRA™ - blood based screening and chemo sensitivity test for ovarian cancer • In 2013, ~22K new cases of ovarian cancer in the US • Screening test for blood based microRNA markers for ovarian cancer • Reflex test to determined chemosensitivity of cancer once diagnosed • Ready for commercialization in CLIA lab ▪ COLOMIRA™ - test for diagnosis, prognosis and therapy sensitivity to 5 - FU of colon cancer • In 2013, ~102K new cases of colon cancer and ~40K new cases of rectal cancer in the US • Detect or confirm colon cancer and determine aggressiveness of cancer and direct appropriate therapy after diagnosis • Ready for commercialization in CLIA lab ▪ PROMIRA™ - test for diagnosis and prognosis of prostate cancer • In 2013, ~239K new cases of prostate cancer in the US • Screens the aggressiveness of the cancer • Ready for commercialization in CLIA lab American Cancer Society, Cancer Facts and Figures 2013 © 2014 Microlin Bio. All rights reserved. Diosdado B;”.MiR - 17 - 92 cluster… ” Br J Cancer. 2009 Aug 18; 101(4):707 - 14. Capodanno A; “Let - 7g and miR - 21.expression in NSCLC…” Int J Oncol . 2013 Sept;43(3):765 - 74 Fei J;”Inhibitory effects of anti - miRNA oliigonucleotides on A549 cell growth.” J Drug Target. 2008 Nov;16(9):688 - 93 Vecchione A; “A microRNA signature defines chemoresistance in ovarian cancer…” Proc Natl Acad Sci USA.2013 June 11;110(24):9845 - 50. Ma ; “Elevated oncofoetal miR - 17 - 5p expression regulates colorectal cancer…” Na Commun.2012;3:1291 11

Cancer Therapeutics LUMIRALIN™ miR - 21 based therapeutics for lung cancer in discovery and optimization phase • Results showed that miR - 21 is commonly upregulated in NSCLC cell lines and tissues with important functional consequences • anti - miR - 21 significantly inhibits growth, migration and invasion, and reverse chemo - or radioresistance of NSCLC cells ▪ OMIRALIN™ miR - 484 based therapeutics for ovarian cancer in discovery and optimization phase • miR - 484 revealed that the sensitive phenotype is caused by a modulation of tumor vasculature through the regulation of the VEGFB and VEGFR2 pathways • Multicenter cohort demonstrated that miR - 484 was involved in the control of ovarian tumor angiogenesis ▪ COLOMIRALIN™ miR - 17 cluster (6 miRs ) based therapeutics for colon cancer in discovery phase • miR - 17 - 5p inhibitor showed growth inhibition, spontaneous apoptosis, higher caspase - 3 activation, and increased chemosensitivity to gemcitabine • Among one of the most recognized in multiple types of cancers ▪ PROMIRALIN™ undisclosed miR - based therapeutics for prostate cancer in early discovery phase • Identifying potential targets in collaboration with Dr. Carlo Croce ’ s Lab © 2014 Microlin Bio. All rights reserved. Diosdado B;”.MiR - 17 - 92 cluster… ” Br J Cancer. 2009 Aug 18; 101(4):707 - 14. Capodanno A; “Let - 7g and miR - 21.expression in NSCLC…” Int J Oncol . 2013 Sept;43(3):765 - 74 Fei J;”Inhibitory effects of anti - miRNA oliigonucleotides on A549 cell growth.” J Drug Target. 2008 Nov;16(9):688 - 93 Vecchione A; “A microRNA signature defines chemoresistance in ovarian cancer…” Proc Natl Acad Sci USA.2013 June 11;110(24):9845 - 50. Ma ; “Elevated oncofoetal miR - 17 - 5p expression regulates colorectal cancer…” Na Commun.2012;3:1291 12

Microlin Bio's Anticipated Timeline

Therapeutics		Preclinical	In man studies
LUMIRA™	• Lung		
OMIRA™	• Ovarian		
COLOMIRA™	• Colorectal		
PROMIRA™	• Prostate		Projected by 2015

Diagnostics		CLIA Validation	Commercialization
LUMIRALIN™	• Lung/Ovarian	9 months	
OMIRALIN™	• Ovarian	12 months	
COLOMIRALIN™	• Colorectal	18 months	
PROMIRALIN™	• Prostate	24 months	

Timeline horizons commence once funding is received

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© 2014 Microlin Bio. All rights reserved.

• Design and synthesis of antimiRs , miR mimics, and the corresponding QTsome TM nanoparticles • Bioevaluation in vitro in tumor cell lines: Biomarker response, IC50 • Bioevaluation in vivo in mouse tumor models • Large - scale synthesis (with QC and QA) under cGMP in a CMO • GLP - Tox in a CRO in two species • IND Filing • Phase I & II clinical trial Therapeutic Research Tasks © 2014 Microlin Bio. All rights reserved. 14

Current Challenges in Nucleic Acid Delivery • Lack of Stability – RNA based drugs are unstable and are easily degraded by naturally circulating RNases , rendering the drug ineffective • Inefficient Uptake by Target Cells – “Naked” RNA based drugs and those delivered via special vehicles such as liposomes are often not efficiently released from cell compartments or fail to enter the cell efficiently • Lack of Specificity – Targeted delivery requires ligands or receptor targets to increase specificity and decrease collateral damage © 2014 Microlin Bio. All rights reserved. 15

Barriers to AMT and MRT Delivery 16

• Platform Technology for Nucleic Acid Delivery with focus on microRNA ( miRNA )/anti - miR ( miR inhibitor) • Combination of cationic lipids with tertiary and quarternary amine headgroups ( QTsomes TM ) • Tertiary amino - cationic lipids are conditionally ionizable and facilitate disruption of the lipid bilayer and oligonucleotide endosomal release under the acidic conditions of the endosome. • Quarternary amino - cationic lipids are permanently charged, ensuring strong interaction between the lipids and the oligonucleotide, which ensures particle stability. • Combination of Tert and Quart cationic lipids provide the optimum pH response profile that is not possible with each lipid individually. • QTsomes TM are much more active than regular cationic liposomes in transfecting cells. The Solution: QTsome ™ Delivery Platform Technology © 2014 Microlin Bio. All rights reserved. 17

QTsome ™ Delivery Technology Increase in cationic charge density in response to pH + + + + + + + + + + + + Source: Lee, patent application © 2014 Microlin Bio. All rights reserved. 18

In vitro activity of AM-21 (1 & 2) in QTsomes™ in tumor cells

Upregulation of miR-21 target PTEN in KB and in A549 cells

© 2014 Microlin Bio. All rights reserved.

Upregulation of miR-21 target PTEN by AM-21 in QTsomes™ in KB and A549 cancer cells


100nM AM-21 used in treatment of KB cells
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AM
3C-AM
QTCN/AM
QTCN/3C-AM


100nM AM-21 treatment A549 cells
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AM
3C-AM
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QTCN/3C-AM

AM	AM-21-1
3C-AM	AM-21-2
QTCN/AM	QTsomes™ with AM-21-1
QTCN/3C-AM	QTsomes™ with AM-21-2

AM-21-2 appears to have greater activity over AM-21-1 when incorporated into QTsome™ formulation

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© 2014 Microlin Bio. All rights reserved.

QTsome Lipid Bilayer + + + - - + + - - Gramicidin • Gramicidin, a clinically used antibiotic peptide, can be added to further enhance QTsome activity • G ramicidin assists permeabilization of the endosome membrane to improve delivery to the cytoplasm QTsomes TM can be enhanced by addition of a peptide © 2014 Microlin Bio. All rights reserved. 21

QTsome™ with gramicidin for delivery of siRNA © 2014 Microlin Bio. All rights reserved. • QTsome™ with gramicidin is very effective for delivery of siRNA (analog of miR mimics in MRT ) • QTsomes enhanced with gramicidin loaded with luciferase siRNA showed low cytotoxicity and greater transfection activity than the leading commercial transfection agent Lipofectamine 2000 (LF) in the presence of serum in HCC cells 0 20 40 60 80 100 120 140 160 Cytotoxicity in SK HEP - 1 Cells 0% FBS 20% FBS 0 20 40 60 80 100 120 140 Percent Luciferase Activity Luciferase Assay 0% FBS 20% FBS 22

Preclinical studies on antimiR - 155 (AM - 155) in Lac - GLN, a liver cell targeted QTsome formulation Data from Zhang et al, J. Control. Release, 2013, 168:251 - 261 © 2014 Microlin Bio. All rights reserved.

AM-155 Delivery by Lac-GLN QTsomes – Summary of Data

- Sequence: 5'-A*C*CCCUAUCACGAUUAGCAUU*A*A-3', containing PS linkages (*) and 2'-Ome substitutions

- The QTsomes incorporated a small peptide gramicidin

- Targeted to liver cells via the asialoglycoprotein receptor (ASGR), using N-lactobionyl-dioleoyl phosphatidylethanolamine (Lac-DOPE) as a ligand

- Lac-GLN AM-155 QTsomes exhibited ideal properties
  - small particle size (73 nm)
  - low surface charge (+3.5 mV)
  - high encapsulation efficiency (88%)
  - high colloidal stability

Data from Zhang et al, J. Control. Release, 2013, 168:251-261

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© 2014 Microlin Bio. All rights reserved.

• In vitro study – Did not alter intracellular miR - 155 levels in HepG2 cells, but inhibited its function – Delivery of AM - 155 by Lac - GLN QTsomes resulted in upregulation of miR - 155 targets CEBP/beta (4 - fold) and FOXP3 (16 - fold) – Lac - GLN QTsomes showed increased cellular uptake relative to non - targeted control due to ASGR targeting • In vivo study – Lac - GLN QTsomes preferentially accumulates within liver hepatocytes – Administration of 1.5 mg/kg i.v. AM - 155 in Lac - GLN QTsomes effectively upregulated CEBP/beta and FOXP3 expression in vivo by 6.9 and 2.2 - fold respectively Summary of Data (continued) © 2014 Microlin Bio. All rights reserved. 25

• Validate and launch with partners test for diagnostics and prognostics in Ovarian, Lung, Colorectal and Prostate Cancer in a CLIA Lab format • Initiate therapeutic programs for mir - 21, mir - 484, mir - 34 and mir - 17 cluster for Ovarian, Lung, Colorectal and Prostate Cancer where our IP is strong • Preclinical data and medical publications support thesis • Ohio State University Comprehensive Cancer Center (OSUCCC) expected to support design and execution of therapeutics Phase I&II clinical trials • Leverage the QTsome ™ delivery technology in Microlin’s programs and partner programs • Leverage and monetize Microlin’s IP portfolio via potential out - licensing deals • Establish key clinical partnership with large pharma and large diagnostics partners • Raise initial capital for CMC, toxicology, IND, and Phase I & II trials for therapeutics program, all on an outsource basis Microlin Bio Strategy © 2014 Microlin Bio. All rights reserved. 26

Use of Proceeds $25 million anticipated financing Diagnostics Corporate overhead Therapeutics • 4 candidate diagnostic products • $1M cost to validate each diagnostic • $4M total diagnostic validation • 4 candidate therapeutic products • $4 - 5M cost develop and test (preclinical through in man studies) per therapeutic • • $16 - 20M total therapeutic development • Corporate overhead includes personnel compensation, legal expenses, etc. © 2014 Microlin Bio. All rights reserved. 27

▪ A novel therapeutic and diagnostic company using microRNA technology ▪ Four companion diagnostic tests ready for validation and development in CLIA lab ▪ Molecular therapeutics focused on four oncology indications with a high unmet need patient population ▪ IP portfolio with approximately 100 issued and pending patents and patent applications in the microRNA oncology space and patent - protected novel QTsomes TM therapeutic delivery platform with multiple applications ▪ Management team with experience across molecular diagnostics, pharmaceutical, sales and leadership functions ▪ Experienced scientific advisors in the area of microRNA diagnostics and therapeutics Company Summary © 2014 Microlin Bio. All rights reserved. 28